May 7, 2025

Elisa Luqman
Chief Financial Officer
Cardio Diagnostics Holdings, Inc.
311 West Superior Street Suite 444
Chicago, IL 60654

       Re: Cardio Diagnostics Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41097
Dear Elisa Luqman:

       We have reviewed your May 7, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 17,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 8. Financial Statements and Supplemental Data
Note 3 - Summary of Significant Accounting Policies, page F-7

1. We note your response and proposed disclosure to prior comment five and reissue our comment in part. Please confirm that your future filings will include the ASC 280-10-
       50 disclosure requirements to provide your measure of segment profit/loss, significant segment expense, and other requirements that may be applicable to your single operating segment.
 May 7, 2025
Page 2

       Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences